                                                                                                                                February 14, 2007

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attention:	Jim Rosenberg Ibolya Ignat Mary Mast
Re:	Forest Laboratories, Inc. Form 10-K for Fiscal Year Ended March 31, 2006 Filed on June 14, 2006 File No. 001-05438

Ladies and Gentlemen:

The Staff’s letter dated January 18, 2007, contained one comment regarding our revenue recognition disclosure under critical accounting policies. Our responses to your questions are presented below. Staff comments are presented in italics and Forest’s response follows.

Although you describe this as a critical accounting estimate, investors are not able to determine from your disclosure the effect that changes in these estimates have had during each of the three years presented nor are they able to determine the effect that reasonably likely changes in your estimates as of March 31, 2006 may have been expected to have on your future operations and financial position.

Please tell us why you did not provide disclosure of this information in your filing. In responding, provide information similar to that provided in your August 3, 2005 letter regarding the roll-forward of your revenue dilution items. In particular, that information should show the change in estimate for each period presented for each revenue dilution category and should include a narrative discussion that explains the reason for material changes in estimates.

Further, provide us the actual changes in the March 31, 2006 estimates that occurred during the nine months ended December 31, 2006 for each of those categories with a discussion that explains the reasons for those changes.

We have considered your request regarding expanding our disclosure to include details similar to those we provided the Staff supplementally in our letter dated August 3, 2005. In our most recent Form 10-Q for the nine month period ended December 31, 2006, filed on February 9, 2007, our roll-forward schedule now contains an additional line item – ‘changes in estimates’. We provide an excerpt below:

Revenue Recognition

Revenues are recorded in the period the merchandise is shipped. As is typical in the pharmaceutical industry, gross product sales are subject to a variety of deductions, primarily representing rebates and discounts to government agencies, wholesalers and managed care organizations. These deductions represent estimates of the related liabilities and, as such, judgment is required when estimating the impact of these sales deductions on gross sales for a reporting period. Historically, our adjustments for actual settlements have not been material, and have resulted in either a net increase or a net decrease to net income. Actual future results may or may not differ from our estimates. If estimates are not representative of actual future settlement, results could be materially affected. Provisions for estimated sales allowances, returns, rebates and other pricing adjustments are accrued at the time revenues are recognized as a direct reduction of such revenue.

The accruals are estimated based on available information, including third party data, regarding the portion of sales on which rebates and discounts can be earned, adjusted as appropriate for specific known events and the prevailing contractual discount rate. Provisions are reflected either as a direct reduction to accounts receivable or, to the extent that they are due to entities other than customers, as accrued expense. Adjustments to estimates are recorded when customer credits are issued or payments are made to third parties.

The sensitivity of estimates can vary by program and type of customer. However, estimates associated with Medicaid and contract rebates are most at risk for adjustment because of the extensive time delay between the recording of the accrual and its ultimate settlement, an interval that can range up to one year. Because of this time lag, in any given quarter, adjustments to actual may incorporate revisions of prior quarters.

Provisions for Medicaid and contract rebates during a period are recorded based upon the actual historical experience ratio of rebates paid and actual prescriptions written. The experience ratio is applied to the period's sales to determine the rebate accrual and related expense. This experience ratio is evaluated regularly to ensure that the historical trends are as current as practicable. As appropriate, we will adjust the ratio to more closely match the current experience or expected future experience. In assessing this ratio, we consider current contract terms, such as the effect of changes in formulary status, discount rate and utilization trends. Periodically, the accrual is adjusted based upon actual payments made for rebates. If the ratio is not indicative of future experience, results could be affected. Rebate accruals for Medicaid were $32,653 at December 31, 2006 and $39,027 at December 31, 2005. Commercial discounts and other rebate accruals were $119,481 at December 31, 2006 and $52,814 at December 31, 2005. These and other rebate accruals are established in the period the related revenue was recognized, resulting in a reduction to sales and the establishment of a liability, which is included in accrued expenses.

The following table summarizes the activity for the nine-month period in the accounts related to accrued rebates, sales returns and discounts (In thousands):

	December 31, 2006	December 31, 2005

Beginning balance	$158,277	$171,119

Provision for rebates	275,702	177,330
Changes in estimates	3,301	9,650
	279,003	186,980
Settlements	(226,685)	(206,505)
	52,318	(19,525)

Provision for returns	20,958	16,038
Changes in estimates	(1,264)	6,800
	19,694	22,838
Settlements	(15,915)	(23,576)
	3,779	(738)

Provision for chargebacks and discounts	289,565	300,272
Changes in estimates	(7,053)	1,351
	282,512	301,623
Settlements	(279,428)	(300,173)
	3,084	1,450

Ending balance	$217,458	$152,306
	======	======

Deductions for chargebacks (primarily discounts to group purchasing organizations and federal government agencies) closely approximate actual as these deductions are settled generally within 2-3 weeks of incurring the liability.

Forest's policy relating to the supply of inventory at wholesalers is to maintain stocking levels of up to three weeks and to keep monthly levels consistent from year to year, based on patterns of utilization. We have historically closely monitored wholesale customer stocking levels by purchasing information directly from customers and by obtaining other third party information. Unusual or unexpected variations in buying patterns or utilizations are investigated.

Sales incentives are generally given in connection with a new product launch. These sales incentives are recorded as a reduction of revenues and are based on terms fixed at the time goods are shipped. New product launches may result in expected temporary increases in wholesaler inventories, which as described above, are closely monitored and have not resulted in increased product returns.

Finally, provide us preferably in tabular format, the reasonably likely effects on future operations and financial position of changes in your March 31, 2006 estimates that you expected as of the date that you originally filed your March 31, 2006 Form 10-K.

Below is a table illustrating the changes in estimates during our first fiscal quarter ended June 30, 2006 which relate to provisions recorded at March 31, 2006. We filed our Fiscal 2006 Form 10-K on June 14, 2006. On that date, we expected that the reasonably likely effects on future operations and financial position of changes in our March 31, 2006 estimates would be immaterial. As we describe in our revenue recognition disclosure, judgment is required when estimating the impact of sales deductions on gross sales. Such judgment is informed by available information such as third party data, prevailing contractual obligations and historical experience and trends. As such, when we record provisions for sales deductions, they reflect our best thinking as to what the ultimate settlement will be. There were no changes in estimates recorded during our first fiscal quarter ended June 30, 2006.

June 30, 2006

Beginning balance	$158,277

Provision for rebates	88,512
Changes in estimates
88,512
Settlements	(75,534)
12,978

Provision for returns	5,974
Changes in estimates
5,974
Settlements	(4,443)
1,531

Provision for chargebacks and discounts	102,943
Changes in estimates
102,943
Settlements	(95,332)
7,611

Ending balance	$180,397
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                                                                 Very truly yours,

                                                                 FOREST LABORATORIES, INC.

                                                                 By:_____________________________

                                                                         Francis I. Perier, Jr.
                                                                         Senior Vice President - Finance and
                                                                         Chief Financial Officer
                                                                         Phone:       212-224-6647
                                                                         Facsimile:  212-224-6740